UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER: 001-35991

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AENZA S.A.A.

Full name of Registrant

Graña y Montero S.A.A.

Former Name if Applicable

Av. Paseo de la República 4667

Address of Principal Executive Office (Street and Number)

Surquillo, Lima 34, Peru

City, State and Zip Code

PART II — RULES 12b–25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to

Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, AENZA S.A.A. (the “Company”) is continuing discussions with Peruvian authorities regarding a settlement and cooperation agreement in respect of investigations of the Company and certain of its former directors and senior executives. In light of these ongoing discussions, the Company continues to review the reserve requirements relating to a potential settlement and related disclosures and, therefore, the Company is unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2020 by the prescribed due date. The terms of the negotiations remain confidential in accordance with Peruvian law until such time as a final agreement is executed. The Company currently expects to file its Annual Report on Form 20-F on or before the fifteenth calendar day following the prescribed due date.

PART IV —OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Dennis Gray Febres	(511)	213-6565
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

There have been significant changes to the Company’s results of operations since the 2019 fiscal year, including as a result of the COVID-19 pandemic and its effect on the Peruvian economy. On March 8, 2021, the Company furnished a current report on Form 6-K disclosing an English translation of its consolidated financial statements as of and for the year ended December 31, 2020. These consolidated financial statements were issued on March 5, 2021 for the Peruvian market and filed with the Peruvian Superintendencia del Mercado de Valores (SMV) on the basis of information available to the Company at that time, and therefore do not take into account the Company’s most recent discussions with Peruvian authorities referred to above, which are ongoing. As a result, the Company’s audited consolidated financial statements for the 2020 year to be included in our annual report on Form 20-F may differ materially from the Company’s financial statements prepared for the Peruvian market.

This Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on management’s current intent, belief, expectations, estimates and projections. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict. Actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

AENZA S.A.A.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2021	By:	/s/ Dennis Gray Febres
Name: Dennis Gray Febres
Title: Chief Financial Officer